FORM 3

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940



1.   Name and Address of Reporting Person
     NBC PALM BEACH INVESTMENT I, INC.
     30 Rockefeller Plaza
     New York, New York 10012


2.   Date of Event Requiring Statement (Month/Day/Year)

     9/16/99

3    IRS or Social Security Number of Reporting Person (Voluntary)



4.   Issuer Name and Ticker or Trading Symbol
     Paxson Communications Corporate ("PAX")


5.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     (  ) Director                        (X ) 10% Owner
     (  ) Officer (give title below)      (  ) Other (specify below)





6.    If Amendment, Date of Original (Month/Day/Year)



7.    Individual or Joint/Group Filing (Check Applicable Line)

     ( ) Form filed by One Reporting Person

     (X) Form filed by More than one Reporting Person

Table I - Non-Derivative Securities Beneficially Owned

1. Title of Security       2. Amount of      3. Ownership   4. Nature of
   (Instr. 4)                 Securities        Form:          Indirect
                              Beneficially      Direct (D)     Beneficial
                              Owned             or             Ownership
                              (Instr. 4)        Indirect       (Instr. 5)
                                       (I)
                                   (Instr. 5)





Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

Table II - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)


1. Title of           2. Date Exer-       3. Title and Amount     4. Conversion  5. Ownership      6. Nature of
Derivative            cisable and          of Securities          or             Form of           Indirect
Security              Expiration           Underlying             Exercise       Derivative        Beneficial
(Instr. 4)            Date                 Derivative             Price of       Security:         Ownership
                      (Month/Day/          Security               Derivative     Direct (D)        (Instr. 5)
                      Year)                                       Secrity        or
                                                                                 Indirect (I)
                                                                                 (Instr. 5)
-------------      ------------------  ---------------------      -------------  --------------
                   Date       Expira-  Title        Amount
                   Exer-      tion                  or
                   cisable    Date                  Number
                                                    of
                                                    Shares
                   -------    -------  ---------    ------

Series B           9/16/99    N/A     Class A       31,896,032    $13.01<F1>            D
Convertible                           Common Stock
Exchangeable
Preferred Stock




Explanation of Responses:

Explanation of Responses:

<F1> The Reporting Person and General Electric Company, Inc. ("GE"), National
     Broadcasting Company Holding, Inc. ("NBC Holding"), National Broadcasting Company, Inc. ("NBC") and NBC Palm Beach Investment II, Inc., may be deemed to constitute a "group" as such term is defined for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, with respect to holdings of equity securities of the Issuer. The Reporting Person, GE, NBC Holding and NBC do not affirm the existence of a "group" for such purposes and this statement should not be construed as an admission that the Reporting Person, GE, NBC Holding or NBC is the beneficial owner of any securities other than those set forth on this Form 3. A Joint Filing Agreement is attached hereto. (2) The conversion price shall initially be $13.0110228131. At all times, the 41,500 shares of Series B Convertible Exchangeable Preferred Stock may be converted into 31,896,032 shaes of Class A Common Stcok.



** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Dated: September __, 1999




                    GENERAL ELECTRIC COMPANY


                    By: /s/ Robert Healing
                    Name: Robert Healing Title:
                    AttorneyinFact





                    NATIONAL BROADCASTING HOLDING COMPANY, INC.


                    By:    /s/ Mark W. Begor
                        Name: Mark W. Begor
                        Title:     Treasurer





                    NATIONAL BROADCASTING COMPANY, INC.


                    By:   /s/ Mark W. Begor
                        Name:  Mark W. Begor
                        Title:     Executive Vice President




                    NBC PALM BEACH INVESTMENT I, INC.


                    By:  /s/  Lawrence Rutkowski
                        Name:  Lawrence Rutkowski
                        Title:     Vice President



                    NBC PALM BEACH INVESTMENT II, INC.


                    By:  /s/ Lawrence Rutkowski
                        Name: Lawrence Rutkowski
                         Title:   Vice President

                                                        Attachment to Form 3


Reporting Person: NBC Palm Beach Investment I, Inc.
Address:               30 Rockefeller Plaza, New York, NY 10012

The Reporting Person is filing this statement on behalf of itself, and for and on behalf of the following persons:

General Electric Company, Inc.
3135 Easton Turnpike, Fairfield, Connecticut 06431

National Broadcasting Company Holding, Inc.
30 Rockefeller Plaza, New York, NY 10012

National Broadcasting Company, Inc.
30 Rockefeller Plaza, New York, NY 10012



Issuer and Ticker Symbol:   Paxson Communications Corporation ("PAX")

Date of Event Requiring Statement:   9/16/99



     NBC Palm Beach Investment I, Inc., and NBC Palm Beach Investment II. Inc., (the "Investors") are whollyowned subsidiaries of NBC. NBC is a whollyowned subsidiary of National Broadcasting Company Holding, Inc. which is a whollyowned subsidiary of General Electric Company. NBC may be deemed to be, for purposes of
Section 16 of the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), a beneficial owner of all shares beneficially owned by the Investors, provided, however, that GE, NBC Holding and NBC expressly disclaims any pecuniary interest in such shares.

                             JOINT FILING AGREEMENT

     We, the signatories of the statement on Form 3 to which this Agreement is attached, hereby agree that such statement is, and any amendments thereto filed by any of us will be, filed on behalf of each of us.

Dated: September __, 1999




                    GENERAL ELECTRIC COMPANY


                    By:   /s/ Robert Healing
                        Name:  Robert Healing
                        Title:     AttorneyinFact





                    NATIONAL BROADCASTING COMPANY HOLDING, INC.


                    By:    /s/ Mark W. Begor
                        Name: Mark W. Begor
                        Title:     Treasurer





                    NATIONAL BROADCASTING COMPANY, INC.


                    By:   /s/ Mark W. Begor
                        Name:  Mark W. Begor
                        Title:     Executive Vice President




                    NBC PALM BEACH INVESTMENT I, INC.


                    By:  /s/  Lawrence Rutkowski
                        Name:  Lawrence Rutkowski
                        Title:     Vice President



                    NBC PALM BEACH INVESTMENT II, INC.


                    By:  /s/ Lawrence Rutkowski
                        Name: Lawrence Rutkowski
                         Title:   Vice President